FUTURE NOW GROUP INC.
Galleria Building, 61 Unquowa Rd
Fairfield, Connecticut 06824
(877) 643-7244

April 25, 2008
By Facsimile Transmission (202) 772-9202 and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Blair F. Petrillo, Esq.
Attorney-Advisor
Division of Corporation Finance

Re:	Future Now Group, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-148391

Dear Ms. Petrillo:

Future Now Group Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the registration statement (the “Registration Statement”) so that such Registration Statement will become effective as of 9:00 a.m., Tuesday, April 29, 2008, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,
FUTURE NOW GROUP INC.

By: /s/ Jeffrey Eisenberg
Name: Jeffrey Eisenberg
Title: Chief Executive Officer